[Chapman and Cutler LLP Letterhead]

October 11, 2023

VIA EDGAR CORRESPONDENCE

John F. Kernan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review for Amplify ETF Trust
(File number 811-23108)

Dear Mr. Kernan:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the Amplify ETF Trust (the “Trust”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for the fiscal year ended October 31, 2022 (the “Annual Report”) as filed on Form N-CSR with the Staff on January 5, 2023.

Comment 1

The Staff notes the Management Discussion of Fund Performance for the Trust comprises solely of a single page, four paragraphs market performance review with accompanying performance graphs. Aside from the inferences that a shareholder might draw from the market performance review, there are no Fund level discussions of the factors that materially affect the performance, including the investment strategies and techniques used by the Funds’ Adviser and Sub-Advisers to assist shareholders and understanding the performance of their Funds which, in a number of Funds, have been highly volatile. The Staff further notes that the Registrant does not appear to have taken any action to “consider including a broader discussion of the factors materially affecting the Funds’ performance going forward” as stated in the Trust’s response to earlier Staff concerns on this matter as outlined in the correspondence dated June 11, 2020. Please explain how the Trust proposes to prospectively and retrospectively address the requirements of Item 27(b)(7) of Form N-1A.

Response to Comment 1

The Trust is currently reviewing its internal procedures and processes and will endeavor to provide a more robust analysis on its Management Discussion of Fund Performance. On a prospective basis, the Trust will provide Fund level discussions of the material factors that affect a Fund’s performance, including its investment strategies and the techniques used by the Adviser and Sub-Advisers to assist shareholders in understanding the Fund’s performance.

Comment 2

It appears that Amplify BlackSwan Growth & Treasury Core ETF (“SWAN”) and Amplify BlackSwan ISWN ETF (“ISWN”) include all Treasury notes and bonds as Level 1 securities. Please supplementally describe if such Treasuries are off-the-run and describe the active markets utilized for long dated off-the-run Treasuries for purposes of determining Level 1 classification. Additionally, please describe if these Funds cross-traded any Treasuries during the relevant period in reliance on Rule 17a-7 under the Investment Company Act of 1940.

Response to Comment 2

The Trust notes that the Advisor and Sub-Advisers for each Fund do not currently distinguish between off-the-run and on-the-run Treasuries when purchasing securities. While the Trust believes the Treasuries purchased for the Funds are highly liquid, the Trust recognizes that off-the-run Treasuries may be better classified as Level 2. On a prospective basis, the Trust will endeavor to update its fair value hierarchy and classify its Treasuries as Level 2. Furthermore, the Trust confirms neither Fund cross-traded any Treasuries during the relevant period.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

File #	Registrant Name	FYE Reviewed
811-23108	Amplify High Income ETF	10/31/2022
811-23108	Amplify Online Retail ETF	10/31/2022
811-23108	Amplify CWP Enhanced Dividend Income ETF	10/31/2022
811-23108	Amplify Transformational Data Sharing ETF	10/31/2022
811-23108	Amplify Lithium & Battery Technology ETF	10/31/2022
811-23108	Amplify BlackSwan Growth & Treasury Core ETF	10/31/2022
811-23108	Amplify Emerging Markets FinTech ETF	10/31/2022
811-23108	Amplify Seymour Cannabis ETF	10/31/2022
811-23108	Amplify BlackSwan ISWN ETF	10/31/2022
811-23108	Amplify Thematic All-Stars ETF	10/31/2022
811-23108	Amplify Digital & Online Trading ETF	10/31/2022
811-23108	Amplify BlackSwan Tech & Treasury ETF	10/31/2022
811-23108	Amplify Inflation Fighter ETF	10/31/2022
811-23108	Amplify Natural Resources Dividend Income ETF	10/31/2022
811-23108	Amplify International Enhanced Dividend Income ETF	10/31/2022

4